444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE	2021-12

PolyMet Mining reports results for period ended September 30, 2021

St. Paul, Minn., November 4, 2021 - PolyMet Mining Corp. TSX: POM; NYSE American: PLM, has filed its financial results for the three and nine months ended September 30, 2021.

During the period, the company continued to advance optimization and engineering efforts related to the NorthMet Project and continued legal defense of its permits.

Four permits remain in active legal and regulatory action out of the more than 20 permits issued to build and operate the mine. The status of the four permits is as follows:

  The Minnesota Court of Appeals heard oral arguments October 27 on the water discharge permit (NPDES) and will issue a ruling within 90 days of the hearing.
  A pre-hearing conference for the Permit to Mine contested case was held November 1. The case relates to the use of bentonite clay capping for eventual closure of the tailings basin at the completion of mining and will continue into 2022.
  The Minnesota Pollution Control Agency (MPCA) on October 21 announced it will complete its review of the issues raised by the Court of Appeals with respect to the air permit within 60 days.
  The federal wetlands permit remains under review pending US Army Corps of Engineers review of water quality effects. The MPCA has already certified that the project will not adversely affect in-state water quality.

The company anticipates decisions on the above litigation throughout 2022. More information on recent court developments can be found on the company's website at https://polymetmining.com/investors/news/ and in its filings found under the company's SEDAR and EDGAR profiles at www.sedar.com and www.sec.gov, respectively.

Key Balance Sheet Statistics

(in '000 US dollars)

	September 30, 2021	December 31, 2020
Cash	$7,490	$3,554
Working capital [1]	(14,601)	(15,241)
Total assets	471,462	460,714
Total liabilities	111,161	91,075
Shareholders' equity	$360,301	$369,639

1 Deficiency primarily due to the $17.4 million promissory note with Glencore being due December 31, 2021.  Glencore has committed to provide financial support to enable the company to continue its business operations for the next twelve months.

Key Income and Cash Flow Statement Statistics

(in '000 US dollars, except per share amounts)

	Three months ended		Nine months ended
	Sept 30, 2021	Sept 30, 2020	Sept 30, 2021	Sept 30, 2020
Operations expense	$2,193	$4,296	$10,850	$16,085
Other expenses/(income):
Debt accretion and interest	1,018	516	2,631	1,281
Rehabilitation accretion	485	520	1,446	1,561
Financial asset fair value gain	(2)	(70)	(1,199)	(362)
Restricted deposit (gain)/loss	112	(428)	(945)	(271)
Other income - net	(12)	(1,493)	(164)	(1,493)

Loss for the period:	3,794	3,341	12,619	16,801
Loss for the period ($/share)	0.04	0.03	0.13	0.17

Cash used in investing activities	$1,546	$1,682	$4,731	$6,685

Weighted average shares outstanding	100,877,320	100,699,716	100,872,464	100,642,313
  Loss for the three months ended September 30, 2021, was $3.8 million compared with $3.3 million for the prior year period. The increased loss was primarily due to higher interest expense partially offset by lower spend on project related studies and mineral resource evaluation.

  Loss for the nine months ended September 30, 2021, was $12.6 million compared with $16.8 million for the prior year period. The decreased loss was primarily due to lower spend on project related studies and mineral resource evaluation partially offset by higher interest expense.

  Cash used in investing activities for the three months ended September 30, 2021 were $1.5 million compared with $1.7 million for the prior year. The decrease was due to lower capitalized spend following receipt of permits in March 2019 as the company awaits resolution of legal challenges to permits.

  Cash used in investing activities for the nine months ended September 30, 2021 were $4.7 million compared with $6.7 million for the prior year. The decrease was due to lower capitalized spend as noted above.

The financial statements have been filed at www.polymetmining.com and on SEDAR and EDGAR and have been prepared in accordance with International Financial Reporting Standards. All amounts are in U.S. dollars. Copies can be obtained free of charge by contacting the company at 444 Cedar Street, Suite 2060, St. Paul, MN 55101, or by e-mail at info@polymetmining.com. Project developments described above are derived from these documents and should be read in conjunction with them.

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About PolyMet

PolyMet is a mine development company that owns 100% of the NorthMet Project, the first large-scale project to have received permits within the Duluth Complex in northeastern Minnesota, one of the world's major, undeveloped mining regions. NorthMet has significant proven and probable reserves of copper, nickel and palladium - metals vital to infrastructure improvements and global carbon reduction efforts - in addition to marketable reserves of cobalt, platinum and gold. When operational, NorthMet will become one of the leading producers of nickel, palladium and cobalt in the U.S., providing a much needed, responsibly mined source of these critical and essential metals.

Located in the Mesabi Iron Range, the project will provide economic diversity while leveraging the region's established supplier network and skilled workforce, and generate a level of activity that will have a significant effect in the local economy. For more information: www.polymetmining.com.

For further information, please contact:

Media
Bruce Richardson, Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations

Tony Gikas, Investor Relations

Tel: +1 (651) 389-4110

investorrelations@polymetmining.com

PolyMet Disclosures

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet's operations in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," "projects," "plans," and similar expressions, or statements that events, conditions or results "will," "may," "could," or "should" occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet's most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2020, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company's mineral resource and other data as required under National Instrument 43-101.

No regulatory authority has reviewed or accepted responsibility for the adequacy or accuracy of this release.